425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

April 10, 2012

Ms. Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Aradigm Corporation
Post Effective Amendment No. 2
to Registration Statement on Form S-1
Filed: April 6, 2012
File No.: 333-176387

Dear Ms. Ravitz:

On behalf of Aradigm Corporation (the “Company”), we submit this letter including responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated February 15, 2012. The Company filed Post Effective Amendment Number 2 to the Registration Statement (“Post Effective Amendment Number 2”) on April 6, 2012. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Prospectus Summary

1. Please revise your prospectus summary to include disclosure of your going concern opinion, and, if true, that you only have sufficient liquidity to fund your operations through the second quarter of 2012 and that you have less than 2 million shares of authorized common stock remaining with which to conduct any common stock equity offerings.

Response: The Company has revised the Registration Statement to include audited financial statements for its fiscal year ended December 31, 2012. The Company did not receive a going concern opinion in connection with the audit of those financial statements. Accordingly, the Company has not referred to such an opinion and does not believe further disclosure in the prospectus summary is required.

Ms. Amanda Ravitz, Esq.

April 10, 2012

Compensation

2. Please update your disclosure to include all required executive and director compensation information for your latest completed fiscal year. Refer to Item 402(n) and (r) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the disclosure to include all required executive and director compensation information for its fiscal year ended December 31, 2011.

Financial Statements

3. Please update the financial statements in the filing as necessary based on the guidance at Rule 8-08 (a) of Regulation S-X and include an updated consent with your next amendment. Please also update the other disclosures in your document as necessary. We note, for example, the information disclosed on pages 53 and 56-57 is as of July 2011.

Response: The Company has updated the financial statements and other information included in the filing as requested and included an updated consent with the amendment.

**********************************************

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-7197.

Sincerely,

/s/ John W. Campbell, Esq.

cc:	Nancy Pecota (Aradigm Corporation)